SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

Sierra Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82620P102

(Cusip Number)

12/31/02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 82620P102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morris A. Tharp

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(A) ☐
(B) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

514,480

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

514,480

	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

514,480

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.55%

12	TYPE OF REPORTING PERSON *

IN

CUSIP No. 82620P102

Item 1:	(a)	Issuer:	Sierra Bancorp
	(b)	Principal Executive Offices:	86 North Main Street,
Porterville, CA. 93257

Item 2:	(a)	Person Filing:	Morris A. Tharp
	(b)	Address:	15243 Road 192, Porterville, CA 93257
	(c)	Citizen of the U.S.A.
	(d)	Class of Securities:	Common Stock, no par value
	(e)	Cusip #82620P102

Item 3:	N/A

Item 4:	(a)	Total Shares Beneficially Owned:	514,480
	(b)	Percentage of Ownership:	5.55%
	(c)	(i) Shares with Sole Voting Power:	514,480 (includes 100,000 vested option shares)
		(ii) Shares with Shared Voting Power:	None
		(iii) Shares with Sole Investment Power:	Same shares as Item i above
		(iv) Shares with Shared Investment Power:	None

Item 5:	N/A

Item 6:	N/A

Item 7:	N/A

Item 8:	N/A

Item 9:	N/A

Item 10:  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/13/03

Date

/s/ MORRIS A. THARP

Morris A. Tharp, director